Exhibit 99.22

VERSES AI Announces Listing on CBOE UK and CBOE Europe

Vancouver, BC, – 23 June 2023 – (GLOBE NEWSWIRE) – VERSES AI Inc. (CBOE: VERS) (OTCQX: VRSSF) (“VERSES’’ or the “Company”), a cognitive computing company specializing in the next generation of artificial intelligence, is pleased to confirm that its stock has been made available for trading on Cboe’s Netherlands and UK exchanges enabling secondary trading and local currency access to European and UK investors. The shares of VERSES AI continue to trade on Cboe Canada, the new business name of the NEO Exchange Inc., Canada’s Tier 1 stock exchange or the Purpose- Driven Innovation Economy, under the ticker symbol: VERS, and remain available for trading on OTCQX: under the ticker VRSSF. The new ticker symbols are as follows: Cboe UK: J9Ad, Cboe EU: J9Ad

Cboe’s equities markets are among the most liquid in the world. In North America, Cboe’s U.S. and Canadian equities trading venues handle a combined $61.7 billion in average daily notional value region. In Europe, Cboe operates the largest pan-European equities exchange, accounting for €8.4 billion in ADNV and 25 percent share of the European equities market. In Australia, Cboe operates the country’s second-largest equities exchange with ADNV of more than $AUD 1.5 billion, representing approximately 19 percent of all daily trading in the Australian equities markets.

“Cboe’s UK and European exchanges will allow us to broaden our investors base and access new pools of capital and liquidity which will ultimately enhance value for our shareholders. Given our UK and European presence, this is a significant capital markets milestone for the company,” commented Gabriel Rene, Co-Founder and CEO of VERSES AI. “We look forward to expanding our listing relationship with the Cboe as they continue to grow and tap into new markets including Cboe Japan and Cboe Australia.”

VERSES AI is active in the UK and Europe with eleven team members in Europe and five in the UK and a satellite office in the Netherlands. The Company has active business activities in Europe including the Flying Forward 2020 (FF2020) project with the European Commission. FF2020 is a three-year research and innovation project funded by the European Union focusing on creating a state of the art Urban Air Mobility (UAM) ecosystem for autonomous drone missions. VERSES AI previously received a €948,847 grant as part of this program. For more information, visit www.ff2020.eu.

About Cboe Canada

Cboe Canada, the new business name of the NEO Exchange Inc., is Canada’s Tier 1 stock exchange for the purpose-driven Innovation Economy, providing a best-in-class listing experience for issuers that are shaping the economies of tomorrow. Fully operational since 2015, Cboe Canada lists companies and investment products seeking an internationally recognized stock exchange that enables investor trust, quality liquidity, and broad awareness including unfettered access to market data. Cboe Canada is part of the Cboe Global Markets network, leveraging deep international expertise, industry-leading market intelligence and technology, and unparalleled service to deliver what stakeholders and the world need now, and for the future.

About VERSES AI

VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

On Behalf of the Company

Gabriel René, Co-Founder & CEO, VERSES AI

press@verses.ai

Media and Investor Relations Inquiries

Leo Karabelas, President, Focus Communications

info@fcir.ca

416-543-3120

Forward-Looking Statements Cautionary Note

The NEO has not reviewed or approved this press release for the adequacy or accuracy of its contents.

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “should,” “would” or “occur.” This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements that Verses is expected to deliver technology that aims to fundamentally change and improve how we live and run the world. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that Verses will deliver technology that aims to fundamentally change and improve how we live and run the world.

These forward-looking statements involve numerous risks and uncertainties, and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, that Verses will not deliver technology that aims to fundamentally change and improve how we live and run the world. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward- looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.